INFINIUM LABS, INC.
1191 Second Ave., 5th Floor
Seattle, WA 98101
(206) 393-3000
September 8, 2005

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Infinium Labs, Inc.
Registration Statement on Form SB-2
Registration No. 333-121845

Ladies and Gentlemen:

In accordance with Rule 477 of the Securities Act of 1933, as amended, we hereby apply for voluntary withdrawal of the above-referenced registration statement including all amendments thereto. The registration statement was initially filed on January 5, 2005.

Our company’s management has recently changed. We are seeking to withdraw the registration statement so that the company can conserve its limited resources while new management focuses its attention on the company’s business strategy and plan of operations.

The registration statement covers resale of securities held by the selling securityholders named therein. No securities have been sold by the selling securityholders in connection with the offering covered by the registration statement.

Please note the new address of our corporate headquarters listed on the letterhead. Kindly forward a copy of the order consenting to withdrawal of the registration statement to the undersigned at that address. If you have any questions regarding this application, kindly contact the undersigned or our counsel, Keith Moskowitz, of Eilenberg & Krause LLP, at (212) 986-9700 ext. 26.

Very truly yours,
/s/ Kevin Bachus
Kevin Bachus
President and CEO